ASSIGNMENT AND SUBORDINATION OF MANAGEMENT AGREEMENT

THIS ASSIGNMENT AND SUBORDINATION OF MANAGEMENT AGREEMENT (this "Agreement") is made and entered into as of November 10, 2015, by and among HARTMAN ONE TECHNOLOGY CENTER, LLC, a Texas limited liability company (the "Grantor"), TEXAS CAPITAL BANK, NATIONAL ASSOCIATION (together with its successors and assigns, the "Bank"), and HARTMAN INCOME REIT MANAGEMENT, INC., a Texas corporation ("Manager").

RECITALS:

A.   Grantor, HARTMAN HIGHWAY 6 LLC, a Texas limited liability company ("Hartman Highway"), HARTMAN SHORT TERM INCOME PROPERTIES XX, INC., a Maryland corporation ("Hartman XX"), HARTMAN GULF PLAZA LLC, a Texas limited liability company ("Hartman Gulf Plaza"), HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership ("Hartman Partnership"), HARTMAN XX REIT GP LLC, a Texas limited liability company ("Hartman GP") and HARTMAN PARKWAY LLC, a Texas limited liability company ("Hartman Parkway" and collectively with Grantor, Hartman Highway, Hartman XX, Hartman Gulf Plaza, Hartman Partnership and Hartman GP, the "Borrower"), and Bank are parties to that certain Loan Agreement dated as of May 10, 2012 (as may be amended, modified, supplemented or restated from time to time, the "Loan Agreement").

B.   The loan under the Loan Agreement is secured by, among other things, one or more Deeds of Trust, Assignment of Rents, Security Agreement and Fixture Filing executed in favor of Bank, encumbering various properties (the "Mortgage"), including that certain Deed of Trust, Security Agreement, Financing Statement, and Absolute Assignment of Rents dated on or about even date herewith executed by Grantor for the benefit of the Bank (the "Grantor Mortgage"). The Grantor Mortgage covers certain Improvements as defined in the Grantor Mortgage (the "Project"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

C.   On or about the date hereof, Grantor and Manager have entered into that certain Real Property Management Agreement (the "Management Agreement") for the management of the Project, a true, correct and complete copy of which is attached hereto as Exhibit A.

D.   Grantor has agreed to assign its rights under the Management Agreement to Bank as additional security for the loans.

E.   Manager is willing to consent to the assignment and to attorn to Bank upon a default by Borrower under the documents evidencing and securing the loans, and perform its obligations under the Management Agreement for Bank, or its successors in interest, or to permit Bank to terminate the Management Agreement without liability.

AGREEMENT:

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor, Bank and Manager agree as follows:

1.   Grantor hereby transfers, assigns and sets over to Bank, its successors and assigns, all right, title and interest of Grantor in and to the Management Agreement. Manager hereby consents to the foregoing assignment. The foregoing assignment is being made by Grantor to Bank as additional security for the full payment and performance by Borrower of all of Borrower's obligations under all documents evidencing and securing the loan. However, until the occurrence of a default or Event of Default under any Mortgage, Loan Agreement, or any other Loan Document (an "Event of Default"), Grantor may exercise all rights as owner of the Project and under the Management Agreement. The foregoing assignment shall remain in effect as long as any loan, or any part thereof, remains unpaid, but shall automatically terminate upon the release of the Mortgage by Bank. Upon receipt by Manager of written notice from Bank that an Event of Default has occurred and is continuing, Bank shall have the right (but not the obligation) to exercise all rights as owner of the Project under the Management Agreement.

2.	Grantor and Manager represent and warrant to Bank that (a) the Management Agreement is unmodified and in full force and effect, (b) the Management Agreement is a valid and binding agreement enforceable against the parties in accordance with its terms, and (c) neither party is in default in performing any of its obligations under the Management Agreement. As long as any loan is outstanding and unpaid, neither Grantor nor Manager shall make any material change in the Management Agreement without Bank's written consent, which consent shall not be unreasonably withheld, conditioned or delayed. As long as any loan is outstanding and unpaid, neither Grantor nor Manager shall terminate the Management Agreement without Bank's written consent; provided, however, that, (y) so long as at least thirty (30) days prior written notice is delivered to Manager and Bank, Grantor may terminate the services of the Manager pursuant to the terms of the Management Agreement if Manager defaults thereunder and Grantor retains the services of a replacement manager reasonably acceptable to Bank on terms reasonably acceptable to the Bank and (z) so long as at least ninety (90) days prior written notice is delivered to the Bank, Manager may terminate the Management Agreement pursuant to the terms of the Management Agreement if Grantor defaults thereunder, which default is not cured within any applicable grace or cure period and (i) Grantor fails to cure such default within any applicable grace or cure period; (ii) Bank does not exercise its rights to cure such default hereunder and (iii) such termination is not otherwise prohibited pursuant to the terms of this Agreement.

3.	Manager shall deliver to Bank a copy of all notices of default under the Management Agreement. The Bank shall have the right (but not the obligation) to cure any default of Grantor under the Management Agreement within thirty (30) days after expiration of Grantor's right to cure such default under the Management Agreement; provided that if such default is not capable of being cured within such thirty (30) day period, this grace or cure period shall be extended for an additional ninety (90) days so long as Bank is diligently attempting to cure the default.

4.	If Bank acquires the Project through foreclosure, deed in lieu of foreclosure, or judicial process, Bank shall have the right (but not the obligation) to be recognized as the "Owner" under the Management Agreement. Upon written notice to the Manager by Bank, Manager agrees to recognize Bank as the "Owner" under the Management Agreement, and Bank agrees, subject to its rights to terminate the services of the Manager as set forth herein, to be bound by all obligations of "Owner" accruing from and after the date of such acquisition. Consequently, Manager agrees that the Management Agreement shall not terminate so long as Bank is diligently attempting to acquire possession of the Project.

5.	After the occurrence of an Event of Default, Bank (or its nominee) shall have the right at any time thereafter to terminate the Management Agreement, without liability, by giving written notice to Manager of its election to do so. Bank's notice shall specify the date of termination, which shall not be less than thirty (30) days after the date of such notice.

6.	If the Management Agreement is terminated by Bank, on or before the effective date of termination of the Management Agreement, Manager shall turn over to Bank all books and records relating to the Project (copies of which may be made and retained by Manager, at Manager's expense), together with such authorizations and letters of direction addressed to tenants, suppliers, employees, banks and other parties as Bank may reasonably require; and Manager shall cooperate with Bank in the transfer of management responsibilities to Bank or its designee. A final accounting of unpaid fees (if any) due to Manager under the Management Agreement shall be made within thirty (30) days after the effective date of termination, but Bank shall not have any liability or obligation to Manager for unpaid fees or other amounts payable under the Management Agreement which accrue before Bank (or its nominee) acquires title to the Project or Bank becomes a mortgagee in possession.

7.	Bank's, Grantor's and Manager's respective addresses for notice are set forth on the signature page hereto. All notices shall be given in the same manner as notices to Grantor pursuant to the notice provisions contained in the Loan Agreement.

8.	Manager agrees that, until such time as all of Borrower's obligations under the Loan Agreement and the other Loan Documents have been indefeasibly satisfied in full, all of its right, title and interest in and to any management fees or other compensation (collectively, the "Subordinated Management Fees") are hereby and shall at all times continue to be subject and unconditionally subordinate in all respects to the payment obligations of Borrower under the Loan Agreement and the other Loan Documents and any renewals, extensions, modifications, assignments, replacements, or consolidations thereof and the rights, privileges, and powers of Bank thereunder; provided, however, Grantor may pay, and Manager may receive and retain, all regularly scheduled payments of Subordinated Management Fees prior to Manager's receipt of a notice from Bank of an Event of Default. Manager further agrees that any lien or liens which, by operation of law or by filing of a notice of contract or otherwise, the Manager has or in the future may have upon the Project or the assets of Grantor or any other Borrower to secure the unpaid portion of any fees or sums contracted for with any party relating to the Project, shall be, and hereby are, wholly subject and fully subordinate to the mortgage interest and/or lien of any mortgage or security interest now existing or hereafter executed in favor of Bank and encumbering the Project or securing the loans, for the full indebtedness secured thereby (collectively, the "First Liens"), and to all advances heretofore made under the loans or which hereafter may be made under the loans (including, but not limited to, fees, disbursements and charges in connection therewith), as said First Liens may be consolidated, extended, modified, renewed, restated, replaced or supplemented and to all consolidations, extensions, modifications, renewals, restatements and replacements thereof and supplements thereto. The undersigned hereby stipulates and agrees that any foreclosure against all or any part of the Project or other assets of Grantor or any other Borrower under the power of sale contained in the First Liens or as otherwise authorized or permitted under the First Liens or under any other document evidencing, securing or pertaining to the loans shall operate fully to foreclose, extinguish and discharge any mortgages, interests and/or liens held by the Manager, and that any purchaser at any foreclosure sale or sales shall take title to the Project free and clear of any and all such mortgages, interests and/or liens. Additionally, the Manager hereby waives any and all rights it may have (whether statutory or otherwise) to remove personal property or fixtures from the Project.

9. Nothing contained herein or in the Management Agreement shall alter, supersede, or contradict any of Borrower's obligations set forth in the Loan Agreement and the other Loan Documents. In the event of a conflict between the terms of the Loan Documents and the Management Agreement, the terms of the Loan Documents will control as between the Borrower and the Bank. Manager acknowledges and agrees that all funds derived from operation of the Project, including any such funds held in accounts controlled by the Manager, are the property of the Grantor and have been pledged to Bank as security for the loans. As such, Manager's interest in such funds and accounts, if any, shall remain subordinate to Bank's interests created under the Loan Documents, and Manager shall, upon request of Bank, remit such funds to Bank or open an account or accounts for funds derived from operation of the Project with a financial institution, and pursuant to terms, acceptable to Bank (including upon request the execution of one or more blocked account or deposit account control agreements acceptable to Bank) and deposit all such funds into such account or accounts.

10. Bank may collaterally assign this Agreement, and such assignee will succeed to the rights of Bank hereunder.

11. This Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute one document. Delivery of an executed counterpart of this Agreement by facsimile shall be equally as effective as delivery of an executed original counterpart and shall constitute a covenant to deliver an executed original counterpart, but the failure to do so shall not affect the validity, enforceability and binding effect of this Agreement.

12. THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACT ENTERED INTO PURSUANT TO THE LAWS OF THE STATE OF TEXAS AND SHALL IN ALL RESPECTS BE GOVERNED, CONSTRUED, APPLIED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Grantor, Bank and Manager have signed this Agreement as of the day and year first above written.

GRANTOR:

Grantor's address for notices:
2909 Hillcroft, Ste 420
Houston, Texas 77057
Facsimile No.: 713.465.3132
Attention: Katherine O'Connell, General
                  Counsel

HARTMAN ONE TECHNOLOGY CENTER, LLC, a Texas limited liability company

By:_____
        Allen R. Hartman, President

MANAGER:

Manager's address for notices:
2909 Hillcroft, Ste 420
Houston, Texas 77057
Facsimile No.: 713.465.3132
Attention: Katherine O'Connell, General
                Counsel

HARTMAN INCOME REIT MANAGEMENT, INC.,
a Texas corporation

By:_____
       Allen R. Hartman, President

BANK:

Bank's address for notices:
2000 McKinney Avenue, Suite 700
Dallas, Texas 75201
Facsimile No.: (214) 932-6607
Attention: Deb Purvin

TEXAS CAPITAL BANK, NATIONAL ASSOCIATION

By: _____
    Deborah T. Purvin, SVP Corporate Banking

EXHIBIT A

True, Correct and Complete Copy of Management Agreement

[see attached]

REAL PROPERTY MANAGEMENT AGREEMENT

THIS REAL PROPERTY MANAGEMENT AGREEMENT ("Agreement") is effective as of the 12th day of October, 2015, by and between Hartman One Technology Center, LLC, a Texas limited liability company ("Company"), and Hartman Income REIT Management, Inc., a Texas corporation ("Manager").

ARTICLE I
AGENCY; TERM

A.   Appointment/Acceptance.   Company hereby appoints Manager, and Manager hereby accepts appointment, on the terms and conditions hereinafter provided, as exclusive managing and leasing agent for all properties acquired by Company. All properties acquired by Company which from time to time are subject to this Agreement are hereinafter referred to collectively as the "Properties" and individually as the "Property."

B.   Term.   Subject to Article IV below, the term of this Agreement (the "Term") shall be a period of one (1) year from the date first set forth above and thereafter shall be automatically extended on an annual basis unless terminated in writing by either Company or Manager at least thirty (30) days prior to the expiration of the Term or extension thereof.

ARTICLE II
MANAGER'S DUTIES

A.   Power and Authority.   Manager shall have, and is hereby granted, full power and authority to exercise all functions and perform all duties in connection with the operation and management of the Properties, subject to the right retained by Company to supervise the activities of Manager pursuant to this Agreement. The power and authority of Manager shall include but not be limited to:

1.   Investigating, hiring, paying, supervising and discharging all personnel necessary or desirable, in Manager's good faith judgment, to be employed in connection with the maintenance and operation of the Properties. Compensation for the service of all such employees and the cost of worker's compensation insurance and any benefits with respect to such employees shall be an operating expense of the Properties. Manager, on behalf of Company, may employ affiliated persons or entities of Manager or Company (hereinafter "Affiliates") as long as such employment is at rates that do not exceed commercially reasonable rates that would be paid to an unaffiliated person or entity for similar services, supplies, materials or other such dealings. Manager is authorized to engage, on behalf of and at the expense of Company, professional persons (such as lawyers and accountants) and consultants (such as tax and energy consultants) to render services for the Properties.

2.   Maintaining business-like relations with tenants.

3.   Using good faith efforts to lease vacant space in the Properties and renew existing leases with tenants in accordance with the current rental schedule from time to time submitted by Manager and approved by Company (or in the absence of such current rental schedule approved by Company, at rents reasonably determined by Manager taking into consideration market factors then prevailing) and on such other terms and conditions as Manager in its sole discretion shall determine. Manager shall execute leases and rental agreements with tenants and agreements with concessionaires in Manager's name as agent for Company on such terms and conditions as Manager, in its sole discretion, shall determine. Manager shall have the right to reduce the rental rate by an amount up to ten percent (10%) of the rental rate stipulated on the then current rental schedule approved by Company (if any) if, in Manager's sole discretion, such reduction is necessary to expedite rental of such space under the competitive rental and economic conditions then prevailing.

4.   Collecting all monthly rentals and other charges due from tenants, all rents and other charges due from concessionaires, users of parking spaces and from users or lessees of other facilities in the Properties. Company hereby authorizes and directs Manager to request, demand, collect, receive and receipt for any and all charges or rents which may at any time be or become due to Company, and to take such legal action as necessary to evict tenants delinquent in payment of monthly rent and to take such legal action as necessary to collect any rentals owing from tenants.

5. Causing the buildings, appurtenances and grounds on the Properties to be maintained according to customary industry standards including, but not limited to, landscaping, interior and exterior cleaning, painting and decorating, plumbing, steam fitting, carpentry and other normal maintenance and repair work or any extraordinary maintenance and repair work deemed necessary or desirable by Manager, in Manager's good faith judgment.

6. Making contracts for water, electricity, gas, fuel, oil, telephone, pest control, trash removal, insurance and other necessary services as Manager shall deem necessary or desirable, in Manager's good faith judgment. Additionally, Manager shall place purchase orders for such equipment, tools, appliances, materials and supplies as are necessary or desirable, in Manager's good faith judgment, to properly maintain the Properties. All such contracts and orders may at Manager's choice be made in either the name of Manager or in the name of Company and shall be on such terms and conditions as Manager deems advisable. Manager shall use good faith efforts to have such contracts provide that Manager (or Company, as applicable) can terminate on thirty (30) days' notice.

7. Taking such action as may be necessary or desirable, in Manager's good faith judgment, to comply with any orders or requirements affecting the Properties issued by federal, state, county or municipal authority having jurisdiction over the Properties. Manager shall promptly notify Company of the receipt and contents of any such governmental orders or requirements.

8. Causing to be disbursed or paid, from the monies collected from the operation of the Properties and such other monies as may or shall be advanced by Company to Manager: (1) salaries and any other compensation or fees due and payable to Manager and employees of the Properties in connection with the management of the Properties and the cost of workers' compensation insurance with respect to such employees; (2) payments required to be made to the holders of any mortgages affecting the Properties; (3) current amounts due for premium charges under contracts of insurance for fire and other hazard insurance premiums and amounts due for ad valorem taxes or other assessments on the Properties; (4) sums otherwise due and payable in connection with the operation and management of the Properties, including but not limited to, utility bills, service bills, supply bills license fees and payroll taxes; (5) repair expenses, capital improvement costs and other sums retained for such reserves as Manager deems necessary or desirable, in Manager's good faith judgment, for the prudent management and operation of the Properties; and (6) the balance of funds, if any, shall be paid monthly to Company. Unless otherwise agreed to in writing by Manager and Company, such payments and disbursements shall be made by Manager in any order it may determine.

9. Verifying appraisals and bills for real estate and personal property taxes, improvement assessments and other like charges which are or may become liens against the Properties. Manager may pay the bills or take such legal action as necessary to appeal such tax appraisals as Manager may decide, in its reasonable judgment, to be prudent.

B. Manager's Right to Subcontract. Manager reserves the right, in its sole discretion, to subcontract some or all of the property management and leasing functions described herein to property managers, leasing agents and certain other third parties. However, except as expressly provided herein, the fees to be paid to Manager under this Agreement are inclusive of fees payable to such third parties and Manager will pay the third parties with whom it subcontracts for these services a portion of its property management or leasing fees.

C. Company's Right to Supervise. Company at all times shall have the right to supervise Manager in its performance of any or all of these activities. Company shall have the right, if it so elects, to direct Manager in the conduct of any of these activities. Absent any such direction from Company, Manager shall be entitled to perform its duties hereunder in accordance with its own good faith judgment.

D. Agency; Payments. Except for the employment, supervision and discharge of personnel in connection with the maintenance and operation of the Properties, who shall be employees of Manager and not of Company (although all costs with respect to such employees shall, to the extent allocable to the Properties, be deemed costs of the Properties), all action taken by Manager pursuant to the provisions of this Agreement shall be done as agent of Company and obligations or expenses incurred thereunder shall be for the account, on behalf and at the expense of Company, but any such actions may be taken or made either in Company's name or Manager's name. Any payments to be made by Manager hereunder shall be made out of such funds as are available from rentals and

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other collections from the Properties and such other monies as may be provided by Company. In the event anticipated disbursements for Properties expenses and Company management shall in any month be in excess of the anticipated revenues, Company agrees to advance sufficient funds to meet the obligations (including all costs with respect to the employees of the Properties described in Article II(A)(1) hereof, including Affiliates, the Management Fee, reimbursement of expenses described in Article III(A) hereof,) within fifteen (15) days after Manager's request. Manager shall not be obligated to make any advance to or for the account of Company or to pay any sum contemplated by this Agreement except out of funds held by Manager on behalf of Company or out of funds provided by Company to Manager, nor shall Manager be obligated to incur any liability of or for the account of Company without assurance or proof from Company that the necessary funds for the discharge thereof will be provided promptly.

E.   Bank Account. Manager shall establish and maintain, in a manner to indicate the custodial nature thereof, with a bank, whose deposits are insured by the Federal Deposit Insurance Corporation, a separate bank account as agent of Company for the deposit of rentals and collections from the Properties, which shall not be commingled by Manager with funds from other projects or other funds of Manager or its Affiliates. Manager has authority to draw thereon (a) for any payments to be made by Manager pursuant to the terms of this Agreement, (b) to discharge any liabilities or obligations incurred pursuant to this Agreement, and (c) for the payment of the Management Fee described in Article III(A) hereof and the various expense reimbursements due Manager hereunder.

F.   Operating Budget. On or before December 1 of each year, Manager shall prepare and submit to Company for its consent an operating budget with respect to the Properties for the next ensuing calendar year (the "Budget"). If Company does not consent to the Budget submitted By Manager then, pending such consent or the submission to Manager by Company of an alternative Budget, Manager shall be authorized to rely on the Budget for the prior year, but with a four percent (4%) increase in each line item.

G.   Discretion. Manager shall have and is hereby granted sole and complete discretion to exercise the powers and functions granted herein and Manager shall not be required to consult with Company or obtain Company's approval before taking any action permitted hereunder; provided, however, except in cases of emergency, Manager shall not incur any obligation in excess of $10,000.00 without the consent of Company. The approval by Company of a Budget shall be deemed the consent of Company to the expenses indicated on such Budget. For these purposes, an "emergency" shall be deemed to exist if in the good faith judgment of Manager, prompt maintenance or repairs are needed in order to prevent death, bodily injury or material property damage.

H.   Records. Manager shall maintain, or cause to be maintained, books of account of all receipts and disbursements from the management of the Properties. Manager shall provide monthly statements to Company containing occupancy information and collection and disbursement reports. Manager shall allow Company's accountant or other representatives to review the books and records of the Properties during reasonable business hours. Manager also shall provide Company with an annual report for the Properties containing information about occupancy and receipts and disbursements for the immediately preceding calendar year.

ARTICLE III
COMPENSATION OF MANAGER

A.   Property Management.

1.   Management Fee. Company shall pay to Manager, as base compensation for Manager's duties and obligations under this Agreement, a property management fee (the "Management Fee") equal to five percent (5%) of the Effective Gross Revenues (as hereinafter defined) for the management of retail centers, office/warehouse buildings, industrial properties and flex properties and 3 to 4% of the Effective Gross Revenues for office buildings, based upon the square footage and gross property revenues of the buildings. Company will pay a 4% fee for the management of office buildings under 100,000 square feet in size or with gross annual revenues under $1,000,000 and a 3% fee for the management of office buildings of 100,000 square feet or more in size and gross annual revenues of $1,000,000 or more. Company shall pay the Management Fee to the Manager within ten (10) days after the end of each calendar month, based upon the Effective Gross Revenues during said calendar month. For purposes of this Agreement, "Effective Gross Revenues" shall mean all payments actually collected from tenants and occupants of the Properties, exclusive of (a) security and deposits (unless and until such deposits

have been applied to the payment of current or past due rent) and (b) payments received from tenants in reimbursement of expenses of repairing damage caused by tenants.

        2.   Leasing Fee. If Manager provides leasing services with respect to a Property, Company shall pay to Manager a leasing fee (the "Leasing Fee") in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property. The Leasing Fee shall be payable upon execution of each lease.

        3.   Construction Management Fee. In the event that Manager supervises the construction or installation of tenant improvements to the Properties, Company shall pay Manager a construction management fee equal to 5% of the costs of the construction or installation of the tenant improvements.

        4.   Oversight Fee. In the event that Company contracts directly with a third-party property manager in respect of a Property, Company shall pay Manager an oversight fee equal to 1% of the Effective Gross Revenues of the Property managed. In no event will the Company pay both a property management fee and an oversight fee to Manager with respect to any particular property. The foregoing fee shall be payable only from net cash flow from the Property after payment of all sums then due to the holder of the mortgage on the Property.

        5.   Disposition Fee. If Manager provides a substantial amount of services, as determined by Company's independent directors, in connection with the sale of one or more assets, Manager will receive a disposition fee equal to (1) in the case of the sale of real property, the lesser of: (A) one-half of the aggregate brokerage commission paid (including the disposition fee) or, if none is paid, the amount that customarily would be paid, or (B) 3% of the sales price of each property sold, and (2) in the case of the sale of any asset other than real property, 3% of the sales price of such asset.

        6.   Reimbursement of Expenses. Company, within fifteen (15) days of a request by Manager, shall reimburse Manager for all reasonable and necessary expenses incurred or monies advanced by Manager in connection with the management and operation of the Properties. However, Manager shall not be reimbursed for its overhead, including the salaries and expenses of employees relating to the management of the Properties except as expressly provided in Article II(A)(1) hereof. Manager shall have no obligation to advance any of its own funds for the management of the Properties.

        B.   Miscellaneous. The fees and reimbursements set forth in the Article III are cumulative; and the obligations of Company pursuant to Article III shall survive the termination of this Agreement.


ARTICLE IV
TERMINATION


        A.   Termination. Notwithstanding anything herein to the contrary, but subject to Article IV(B) below, Manager and Company shall each have the right, upon sixty (60) days prior written notice to the other party to terminate this Agreement in its entirety or as to a specific Property or Properties with the mutual consent of Company and Manager.

        B.   Default. Notwithstanding anything herein to the contrary, either party shall have the right (without limitation of its other rights and remedies) to terminate this Agreement in the event of a default by the other party if such default is not cured within thirty (30) days after written notice is given to the other party (provided that if such default cannot reasonably be cured within such thirty (30) day period, the cure period shall be extended as may reasonably be required provided that the party obligated to cure such default endeavors with diligence to do so). Additionally, Company shall have the right (without limitation of its other rights and remedies) to immediately terminate this Agreement at any time upon written notice to Manager in the event of Manager's fraud, gross malfeasance, gross negligence or willful misconduct.

        C.   Termination Payments. Upon termination in whole or as to any Properties, Company and Manager shall immediately account to each other with respect to all matters outstanding and all sums owing each other as of the effective date of termination. Manager shall be entitled to retain copies of such books and records pertaining to such Properties as Manager deems appropriate, provided Manager shall bear the cost of such photocopying.

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ARTICLE V
INSURANCE; INDEMNIFICATION OF MANAGER

A.   Insurance. Except as otherwise agreed in writing between the parties hereto, Manager shall maintain (subject to reimbursement as an expense of the Properties) all risk casualty insurance, and public liability insurance for the Properties with a broad form comprehensive general liability endorsement, in such amounts as Manager may deem appropriate. Any and all other insurance maintained for the Properties shall be the sole responsibility of Company. Each party shall provide the other with copies of all insurance policies maintained by such party with respect to the Properties.

B.   Indemnification. Manager shall have no liability to Company for any loss suffered by Company which arises out of any action or inaction of Manager if Manager, in good faith, determined that such course of conduct was in the best interest of Company and such course of conduct did not constitute gross negligence or willful misconduct of Manager. Company shall indemnify Manager against all claims, actions, damages, losses, judgments, liabilities, costs and expenses (including attorneys' fees) and amounts paid in settlement of any claims sustained by Manager in connection with the management of the Properties and the management services provided pursuant to this Agreement, provided that the same were not the result of gross negligence or willful misconduct on the part of Manager (collectively, "Unauthorized Acts"). Manager shall indemnify Company against all claims, actions, damages, losses, judgments, liabilities, costs and expenses (including attorneys' fees) and amounts paid in settlement of any claims sustained by Company arising out of or in connection with Unauthorized Acts. Indemnities herein contained shall not apply to any claim with respect to which the indemnified party is covered by insurance, provided that the foregoing exclusion does not invalidate the indemnified party's insurance coverage. The indemnification provisions set forth herein shall survive termination of this Agreement.

C.   Waiver. Notwithstanding anything herein to the contrary, each party hereby waives any claim against the other to the extent recoverable by insurance carried or required to be carried by the claimant hereunder.

ARTICLE VI
MISCELLANEOUS

A.   Binding Obligation; Assignment. This Agreement shall inure to the benefit of and constitute a binding obligation upon the parties hereto and their respective successors and assigns. Subject to Article VI(G), no party may assign its rights or delegate its duties hereunder without the prior written consent of the other party, such consent not to be unreasonably withheld.

B.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the matters set forth herein, and shall not be changed, modified or amended, except by an instrument in writing after this date signed by both of the parties hereto with the same formalities as the execution of this Agreement.

C.   Relief. Company and Manager each shall be entitled to injunctive and other equitable relief to enforce the provisions of this Agreement.

D.   Competitive Activities. Manager (and any Affiliate) may acquire, own, promote, develop, operate and manage real property (or any one or more of the foregoing) on its own behalf or on behalf of any other person or entity. Manager (and any Affiliate), notwithstanding the existence of this Agreement, may engage in any activity it so chooses, whether such activity is competitive with the Properties or Company or otherwise, without having or incurring any obligation to offer any interest in such activities to Company. Neither this Agreement nor any activity undertaken pursuant hereto shall prevent Manager (and any Affiliate) from engaging in such activities or require Manager (and any Affiliate) to permit Company to participate in such activities, and, as a material part of the consideration for Manager's execution hereof, Company hereby waives, relinquishes and reserves any such right or claim of participation.

E.   Time Obligation. Manager shall not be required to spend all of its time in the performance of its duties hereunder, but, rather, shall spend such time as it deems reasonably necessary for the business-like management of the Properties.

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F.   Notices. Notices or other communications required or permitted to be given hereunder shall be deemed duly made or given, as the case may be, if in writing, signed by or on behalf of the person making or giving the same, and shall be deemed completed upon the first to occur of receipt or two (2) days after deposit in the United States mail, first class, postage prepaid, addressed to the person or persons to whom such offer, acceptance, election, approval, consent, certification, request, waiver, or notice is to be made or given, at their respective addresses:

If to Company: Hartman One Technology Center, LLC
2909 Hillcroft
Suite 420
Houston, Texas 77057
Attention: Allen R. Hartman

If to Manager: Hartman Income REIT Management, Inc.
2909 Hillcroft
Suite 420
Houston, Texas 77057
Attention: Allen R. Hartman

or, in any case, at such other address as shall have been set forth in a notice sent pursuant to the provisions of this paragraph.

G.   Consents; Approval. Wherever in this Agreement the consent or approval of a party is required, such consent or approval shall not be withheld unreasonably (except as expressly set forth herein to the contrary) and shall be deemed to have been given if the party whose consent or approval is requested does not notify in writing the party requesting such consent or approval otherwise within ten (10) days after receipt of a written request for such consent or approval.

H.   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be an original, but all of which shall constitute one instrument.

I.   Situs. This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the conflict of laws provisions thereof.

J.   Headings. Article and section titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference and shall not be construed in any way to define, limit, extend or describe the scope of any of the provisions hereof.

K.   Definitions. The words such as "herein," "hereinafter," "hereof," and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

L.   Severability; Invalidity. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

M.   Additional Instruments, Acts. Each of the parties hereto shall hereafter execute and deliver such further instruments and do such further acts and things as may be required or useful to carry out the intent and purpose of this Agreement and as are not inconsistent with the provisions hereof.

N.   Time. Time is of the essence with respect to the dates set forth in this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written pursuant to due authority.

COMPANY:

HARTMAN ONE TECHNOLOGY CENTER, LLC,
a Texas limited liability company

By: _____
Louis T. Fox, III, Vice President

MANAGER:

HARTMAN INCOME REIT MANAGEMENT, INC.,
a Texas corporation

By: _____
Louis T. Fox, III, Vice President